Exhibit 99.1
Mindray Announces 2009 Fourth Quarter and Full Year Results
Shenzhen, China — March 1, 2010 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the fourth quarter and full year ended December 31, 2009.
Highlights for Fourth Quarter and Full Year 2009
—	Fourth quarter and full year 2009 net revenues year-over-year increased 12.5% to $188.8 million and 15.8% to $634.2 million, respectively. Fourth quarter 2009 net revenues generated in China and international markets increased 20.4% and 6.4%, respectively, year-over-year.

—	Fourth quarter and full year 2009 fully diluted EPS year-over-year increased 17.0% to $0.33, and 28.4% to $1.23, respectively.

—	Fourth quarter and full year 2009 fully diluted non-GAAP EPS year-over-year increased 14.5% to $0.37, and 11.4% to $1.30, respectively.

—	Fourth quarter and full year 2009 EBITDA increased 28.4% to $51.7 million, and 34% to $194.0 million, respectively.

—	Working capital days in the fourth quarter 2009 improved to 84 days, from 98 days in the previous quarter.

—	Strong net operating cash of $86.3 million was generated in the fourth quarter 2009, partially as a result of improved working capital management.

—	Declares 2009 dividend of $0.20 per share.

—	Exceeded 2009 product development goals by launching 10 new products in markets around the world.

—	Mindray’s Shenzhen subsidiary was awarded the nationwide key software enterprise status for the 2009 calendar year (“the award” or “the status”). The status grants Mindray a 10% corporate income tax rate for the Shenzhen subsidiary for 2009. However, as we were notified about the award in January of 2010, we have accounted for the related positive adjustments of $8.6 million in the corporate income tax provision in our financial year 2010.

“Despite starting 2009 in a very unstable international operating environment, we maintained our focus and executed on our strategy, and as a result, delivered strong growth for the year. We are very proud to have achieved such strong operational results while enhancing our competitive position.” commented Xu Hang, Mindray’s chairman and co-chief executive officer. “As we closed the year, we saw strong sales growth in the vast majority of the markets we compete in, pushing full year top-line growth up into the mid-teens. In addition, we also delivered double digit bottom-line growth and generated strong cash flow.”
SUMMARY — Fourth Quarter and Twelve Months Ended December 31, 2009 (Unaudited)

	Three Months Ended			Twelve Months Ended
(US$ millions, except per-	December 31			December 31
share data)	2009	2008	% chg	2009	2008	% chg
Net Revenues	188.8	167.9	12.5%	634.2	547.5	15.8%
Revenues generated in China	87.5	72.7	20.4%	292.6	234.5	24.8%
Revenues generated outside China	101.3	95.2	6.4%	341.6	313.0	9.1%
Gross Profit	102.0	91.1	12.0%	353.9	297.0	19.2%
Non-GAAP Gross Profit	103.7	92.8	11.7%	360.5	306.5	17.6%
Operating Income	38.0	31.7	20.0%	140.6	117.5	19.7%
Non-GAAP Operating Income	42.3	36.2	16.8%	160.9	144.5	11.4%
EBITDA	51.7	40.3	28.4%	194.0	144.8	34.0%
Net Income	37.4	31.6	18.4%	139.2	108.7	28.1%
Non-GAAP Net Income	41.7	36.0	15.8%	147.4	132.7	11.1%
Diluted EPS	0.33	0.28	17.0%	1.23	0.96	28.4%
Non-GAAP Diluted EPS	0.37	0.32	14.5%	1.30	1.17	11.4%
Revenues
Mindray reported net revenues of $188.8 million for the fourth quarter 2009, a 12.5% increase from $167.9 million in the fourth quarter 2008.
Net revenues generated in China in the fourth quarter 2009 increased 20.4% to $87.5 million from $72.7 million in the fourth quarter 2008, while net revenues generated in international markets in the fourth quarter 2009 increased 6.4% to $101.3 million from $95.2 million in the fourth quarter 2008.
Performance by Segment

Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues increased 5.4% to $82.7 million from $78.4 million in the fourth quarter 2008. The patient monitoring & life support products segment contributed 43.8% to the total net segment revenues in the fourth quarter 2009.
In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 24.3% to $45.8 million from $36.9 million in the fourth quarter 2008. The in-vitro diagnostic products segment contributed 24.3% to the total net segment revenues in the fourth quarter 2009.
Medical Imaging Systems: Medical imaging systems segment revenues increased 12.4% to $48.5 million from $43.2 million in the fourth quarter 2008. The medical imaging systems segment contributed 25.7% to the total net segment revenues in the fourth quarter 2009.
Others: The other revenues, which are primarily comprised of service fees charged for post warranty period repair services, increased 25.2% to $11.8 million from $9.4 million in the fourth quarter 2008. The other revenues contributed 6.2% to the total net segment revenues in the fourth quarter 2009.
The segment revenue amounts discussed above include shipping and handling fees charged to customers.
Gross Margins
Fourth quarter 2009 gross profit was $102.0 million, a 12.0% increase from $91.1 million in the fourth quarter 2008. Non-GAAP gross profit in the fourth quarter was $103.7 million, an 11.7% increase from $92.8 million in the fourth quarter 2008. The consolidated gross margin for the fourth quarter 2009 was 54.0% compared to 54.3% in the fourth quarter 2008 and 56.6% in the third quarter 2009. Non-GAAP gross margin was 54.9% in the fourth quarter 2009 compared to 55.3% in the fourth quarter 2008 and 57.7% in the third quarter 2009.
Operating Expenses
Selling expenses for the fourth quarter 2009 were $33.1 million, or 17.5% of the total net revenues, compared to 16.1% in the fourth quarter 2008 and 16.4% in the third quarter 2009. Non-GAAP selling expenses for the fourth quarter 2009 were $32.0 million, or 16.9% of the total net revenues, compared to 15.5% in the fourth quarter 2008 and 15.4% in the third quarter 2009.
General and administrative expenses for the fourth quarter 2009 were $16.0 million, or 8.5% of the total net revenues, compared to 8.9% in the fourth quarter 2008 and 7.5% in the third quarter 2009. Non-GAAP general and administrative expenses for the fourth quarter 2009 were $15.2 million, or 8.1% of the total net revenues, compared to 8.5% in the fourth quarter 2008 and 6.9% in the third quarter 2009.

Research and development expenses for the fourth quarter 2009 were $14.7 million, or 7.8% of the total net revenues compared to 9.9% in the fourth quarter 2008 and 9.4% in the third quarter 2009. Non-GAAP research and development expenses for the fourth quarter 2009 were $14.1 million, or 7.5% of the total net revenues compared to 9.6% in the fourth quarter 2008 and 8.8% in the third quarter 2009.
Total share-based compensation expenses, which were allocated to cost of goods sold and related operating expenses, were $2.0 million in the fourth quarter 2009 compared to $1.6 million in the fourth quarter 2008 and $2.6 million in the third quarter 2009.
Operating income in the fourth quarter 2009 was $38.0 million, a 20.0% increase from $31.7 million in the fourth quarter 2008. Non-GAAP operating income in the fourth quarter 2009 was $42.3 million, a 16.8% increase from $36.2 million in the fourth quarter 2008. Operating margin was 20.1% in the fourth quarter 2009 compared to 18.9% in the fourth quarter 2008 and 22.6% in the third quarter 2009. Non-GAAP operating margin was 22.4% in the fourth quarter 2009 compared to 21.6% in the fourth quarter 2008 and 26.5% in the third quarter 2009.
Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)
Fourth quarter 2009 EBITDA increased 28.4% year-over-year to $51.7 million from $40.3 million in the fourth quarter 2008.
Net Income
Fourth quarter 2009 net income was $37.4 million compared to $31.6 million in the fourth quarter 2008. Fourth quarter 2009 non-GAAP net income increased 15.8% year-over-year to $41.7 million from $36.0 million in the fourth quarter 2008. Net margin in the fourth quarter was 19.8% compared to 18.8% in the fourth quarter 2008 and 28.7% in the third quarter 2009. Non-GAAP net margin was 22.1% in the fourth quarter 2009 compared to 21.4% in the fourth quarter 2008 and 24.7% in the third quarter 2009. Fourth quarter 2009 income tax expense was $8.0 million, representing an effective tax rate of 17.6% compared to a 1.0% effective tax rate in the fourth quarter 2008.
Fourth quarter 2009 basic and diluted earnings per share were $0.34 and $0.33, respectively, compared to $0.29 and $0.28 in the fourth quarter 2008. Fourth quarter 2009 basic and fully diluted non-GAAP earnings per share were $0.38 and $0.37, respectively, compared to $0.33 and $0.32 in the fourth quarter 2008. Shares used in the computation of diluted earnings per share for the fourth quarter 2009 were 113.7 million.
Other Select Data

Average accounts receivable days outstanding were 53 days in the fourth quarter 2009 compared to 62 days in the third quarter 2009. Average inventory days outstanding were 74 days in the fourth quarter 2009 compared to 98 days in the third quarter 2009. Average accounts payable days outstanding were 43 days in the fourth quarter 2009 compared to 62 days in the third quarter 2009. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.
As of December 31, 2009, the company had cash and cash equivalents of $204.2 million as compared to $131.0 million as of September 30, 2009. Total cash, cash equivalents, restricted cash and restricted investments were $372.5 million, compared to $299.3 million as of September 30, 2009. Net cash generated from operating activities and capital expenditures for the full year 2009 were $172.2 million and $56.4 million, respectively. In the fourth quarter 2009, the company had a strong operating cash flow of $86.3 million.
As of December 31, 2009 the company had approximately 5,784 employees compared to 5,580 employees as of December 31, 2008.
Full Year 2009 Results
Mindray reported net revenues of $634.2 million for the full year 2009, a 15.8% increase from $547.5 million for the full year 2008.
—	Net revenues generated in China for the full year 2009 increased 24.8% to $292.6 million from $234.5 million in 2008.

—	Net revenues generated in international markets for the full year 2009 increased 9.1% to $341.6 million from $313.0 million in 2008.
Full year 2009 EBITDA increased 34.0% year-over-year to $194.0 million from $144.8 million in the full year 2008.
Full year 2009 net income was $139.2 million compared to $108.7 million in 2008. Full year 2009 non-GAAP net income increased 11.1% year-over-year to $147.4 million from $132.7 million in 2008. Net margin was 21.9% in the full year 2009 compared to 19.9% in 2008. Non-GAAP net margin was 23.2% in the full year 2009 compared to 24.2% in 2008. Full year 2009 income tax expense was $28.8 million, representing an effective tax rate of 17.1% compared to 13.5% in the full year 2008.
Full year 2009 diluted earnings per share increased 28.4% year-over-year to $1.23 from $0.96 in the full year 2008. Full year 2009 non-GAAP diluted earnings per share increased 11.4% to $1.30 from $1.17 in the full year 2008.

As recently announced, we obtained a nationwide key software enterprise status, which allows us to enjoy 10% corporate income tax rate for our Shenzhen subsidiary for calendar year 2009. The related tax saving as a result of this change in corporate income tax rate for the Shenzhen subsidiary was estimated to be $8.6 million. U.S. GAAP requires the company to recognize the related financial impact as a result of the change in enacted tax rate when substantive approval is received. As we were notified about the award in January 2010, the related adjustment to our corporate income tax provision will be recorded in Q1 of 2010. As a result, the applicable corporate income tax rate for our Shenzhen subsidiary as reported in the 2009 financial statements remains at 15%. The granting of the nationwide key software enterprise status is subject to approval each year. There is no reliable indication that Mindray will be granted this status in 2010 or in any future year.
Dividend Declaration
Mindray’s board of directors has declared a cash dividend on its ordinary shares of $0.20 per share, based on the company’s net income for the full year 2009. The cash dividend will be payable on or around April 11, 2010, to shareholders of record as of March 11, 2010. The company has 110.1 million ordinary shares outstanding as of March 1, 2010.
Business Outlook for Full Year 2010
The company expects its full year 2010 net revenues to be 17% higher than its full year 2009 net revenues.
The company also expects its full year 2010 non-GAAP EPS to grow 17% over its non-GAAP EPS for full year 2009, excluding the adjustments in corporate income tax provision in financial year 2010 related to the nationwide key software enterprise status for calendar year 2009. This guidance assumes the Shenzhen subsidiary continues to receive a 15% corporate income tax rate and total fully-diluted shares outstanding to remain at 113.7 million.
The company expects its capital expenditure for 2010 to be in the range of $60 million to $70 million.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
“In the quarter just ended, we saw continued sales recovery in most of the markets in which we compete. We are particularly encouraged that growth in emerging markets accelerated and developed markets continued to stabilize,” commented Li Xiting, Mindray’s president and co-chief executive officer. “Heading into 2010, the overall market environment continues to improve. Although there are still lingering uncertainties in some markets, we are optimistic about the rebound in emerging markets, possible finalization of the U.S. healthcare reform package, and continued robust investment and spending in the Chinese healthcare sector. We will strive to achieve another year of operational excellence through continually investing in our international sales and marketing infrastructure, both in key emerging markets and developed markets. We also look to drive synergies between different operational units and geographies, and invest in R&D to introduce new features and more advanced applications across three product lines.”
Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 AM on March 2, 2010 U.S. Eastern Time (9:00 PM on March 2, 2010 Beijing/Hong Kong Time).
Dial-in details for the earnings conference call are as follows:

Hong Kong:	+852-3002-1672

U.S. Toll Free:	+1-866-711-8198

International:	+1-617-597-5327

Passcode for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until March 13, 2010.

U.S. Toll Free:	+1-888-286-8010

International:	+1-617-801-6888

Passcode:	6603 4687
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://www.mindray.com.

Use of Non-GAAP Financial Measures
Mindray provides gross profit, R&D expenses, selling expenses, general and administrative expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, in-progress research and development expenses, realignment costs — post acquisition, as well as income from early termination of contract, all net of related tax impact, to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures.”
The company has reported for the fourth quarter of 2009 and provided guidance for full year 2010 earnings per share on a non-GAAP basis. Each of the terms as used by the company is defined as follows:
—	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

—	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost — post acquisition, and amortization of acquired intangible assets including, but not limited to, in progress research and development (“IPR&D”).

—	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost — post acquisition, amortization of acquired intangible assets and IPR&D including, but not limited to, other income from one-time early termination of contract, all net of related tax impact.

—	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

—	EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expenses, provision for income taxes, depreciation and amortization.
The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months and twelve months period ended December 31, 2008 and 2009, respectively, in the attached financial information.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the company’s selected unaudited 2009 financial results, the company’s business outlook for the fiscal year 2010 (including with respect to net revenues, Non-GAAP EPS, capital expenditure, anticipated growth or recovery in particular geographic or product markets, the impact of anticipated healthcare reform or government expenditures, the company’s ability to benefit from planned company investments or to derive anticipated operation synergies, to improve cost structures and operational efficiencies and to benefit from government spending in China. The company has not completed its audit of it 2009 operating results and the selected 2009 unaudited results announced today are subject to adjustment. These other statements are not historical facts but instead represent only our believe regarding future events or circumstances, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, filed on May 8, 2009. Our results of operations for the fourth quarter of 2009 and for fiscal year 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com.
For investor and media inquiries please contact:
In the U.S.:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com
John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
May Li
Mindray Investor Relations
Tel: + 86 755 2658 2518
Email: may.li@mindray.com

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	As of December	As of December
	31, 2008	31, 2009
	US$	US$
	(audited)	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	96,370	204,228
Restricted cash and restricted investments (Note 1)	156,491	102,257
Accounts receivable, net	89,735	113,340
Inventories	57,466	64,518
Value added tax receivables	13,566	8,519
Other receivables	7,471	8,999
Prepayments and deposits	4,503	7,466
Deferred tax assets	1,812	2,338

Total current assets	427,414	511,665

Restricted investments (Note 1)	—	66,000
Other assets	1,724	1,585
Advances for purchase of plant and equipment	46,275	28,395
Property, plant and equipment, net	126,399	153,726
Land use rights, net	2,721	25,776
Intangible assets, net	67,004	64,065
Goodwill	114,234	115,053

Total assets	785,771	966,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans (Note 1)	157,007	103,128
Notes payable	7,449	5,647
Accounts payable	29,009	35,752
Advances from customers	7,523	10,081
Salaries payables	16,797	19,877
Other payables	46,911	56,592
Income taxes payable	10,727	16,199
Deferred tax liabilities	—	1,499
Other taxes payable	4,398	5,863

Total current liabilities	279,821	254,638

Bank loans- long term (Note 1)	—	66,000
Other long-term payables	7,120	1,342
Deferred tax liabilities, net	736	3,734

	7,856	71,076

Shareholders’ equity:
Ordinary shares	14	14
Additional paid-in capital	274,993	298,408
Retained earnings	183,886	301,476
Accumulated other comprehensive income	39,199	40,651

Total shareholders’ equity	498,092	640,549

Non- controlling interest	2	2

Total equity	498,094	640,551

Total liabilities and shareholders’ equity	785,771	966,265

(1)	Restricted as the security package required for the bank loans as of December 31, 2009. Use of such funds are permitted provided that the proportionate amount of debt must be retired concurrently. As of December 31, 2009, the bank loans can be fully repaid from such restricted cash and restricted investments.

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Three months ended December 31,		Year ended December 31,
	2008	2009	2008	2009
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(audited)	(unaudited)

Net revenues
—PRC	72,691	87,484	234,454	292,607
— International	95,212	101,346	313,073	341,576

Net revenues	167,903	188,830	547,527	634,183
Cost of revenues (note 2)	(76,754)	(86,783)	(250,573)	(280,319)

Gross profit	91,149	102,047	296,954	353,864

Selling expenses (note 2)	(26,976)	(33,138)	(80,088)	(106,142)
General and administrative expenses (note 2)	(15,022)	(15,988)	(39,868)	(47,512)
Research and development expenses (note 2)	(16,585)	(14,747)	(51,945)	(58,383)
Realignment costs — post acquisition	(899)	(185)	(899)	(1,215)
Expense of in-progress research & development	—	—	(6,600)	—
Other general expenses	(14)	—	(35)	—

Operating income	31,653	37,989	117,519	140,612

Other income , net	2,008	6,454	4,918	25,525
Interest income	875	1,857	8,361	6,574
Interest expense	(2,626)	(878)	(5,163)	(4,759)

Income before income taxes and non-controlling interest	31,910	45,422	125,635	167,952

Provision for income taxes	(308)	(8,011)	(16,948)	(28,764)

Net Income	31,602	37,411	108,687	139,188

Less: Net income attributable to non-controlling interest	—	—	—	—

Net income attributable to the Company	31,602	37,411	108,687	139,188

Basic earnings per share	0.29	0.34	1.01	1.28

Diluted earnings per share	0.28	0.33	0.96	1.23

Shares used in the computation of:
Basic earnings per share	107,689,743	109,251,426	107,366,250	108,567,305

Diluted earnings per share	112,316,513	113,673,043	113,364,756	113,025,775

(2)	Share-based compensation charges incurred during the period related to:

Cost of revenues	89	94	423	467
Selling expenses	356	548	2,870	3,406
General and administrative expenses	700	744	2,697	3,318
Research and development expenses	414	603	2,731	3,047

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES
(Dollars in thousands, except for share and per share data)

	Three months ended December 31,		Year ended December 31,
	2008	2009	2008	2009
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Non-GAAP net income	35,969	41,662	132,671	147,388
Non-GAAP net margin	21.4%	22.1%	24.2%	23.2%
Amortization of acquired intangible assets	(2,094)	(2,137)	(17,373)	(8,621)
Deferred tax impact related to acquired intangible assets	(651)	60	2,173	348
Effect of change in tax rate on deferred tax	836	—	836	—
Realignment costs — post acquisition	(899)	(185)	(899)	(1,446)
Income from early termination of contract	—	—	—	11,757
Share-based compensation	(1,559)	(1,989)	(8,721)	(10,238)

GAAP net income	31,602	37,411	108,687	139,188
GAAP net margin	18.8%	19.8%	19.9%	21.9%

Non-GAAP income per share — basic	0.33	0.38	1.24	1.36
Non-GAAP income per share — diluted	0.32	0.37	1.17	1.30

GAAP income per share — basic	0.29	0.34	1.01	1.28
GAAP income per share — diluted	0.28	0.33	0.96	1.23

Shares used in computation of:
Basic earnings per share	107,689,743	109,251,426	107,366,250	108,567,305

Diluted earnings per share	112,316,513	113,673,043	113,364,756	113,025,775

Non-GAAP operating income	36,205	42,300	144,512	160,917
Non-GAAP operating margin	21.6%	22.4%	26.4%	25.4%
Amortization of acquired intangible assets	(2,094)	(2,137)	(17,373)	(8,621)
Realignment costs — post acquisition	(899)	(185)	(899)	(1,446)
Share-based compensation	(1,559)	(1,989)	(8,721)	(10,238)

GAAP operating income	31,653	37,989	117,519	140,612
GAAP operating margin	18.9%	20.1%	21.5%	22.2%

Non-GAAP gross profit	92,813	103,664	306,488	360,470
Non-GAAP gross margin	55.3%	54.9%	56.0%	56.8%
Amortization of acquired intangible assets	(1,575)	(1,523)	(9,111)	(6,139)
Share-based compensation	(89)	(94)	(423)	(467)

GAAP gross profit	91,149	102,047	296,954	353,864
GAAP gross margin	54.3%	54.0%	54.2%	55.8%

Exhibit 4
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION
(Dollars in thousands)

	Three months ended December 31		Year ended December 31
	2008	2009	2008	2009
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income	31,602	37,411	108,687	139,188
Interest income	(875)	(1,857)	(8,361)	(6,574)
Interest expense	2,626	878	5,163	4,759
Provision for income taxes	308	8,011	16,948	28,764

Earnings before interest and tax (“EBIT”)	33,661	44,443	122,437	166,137
Depreciation	4,025	4,927	13,831	18,697
Amortization	2,609	2,358	8,568	9,202

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	40,295	51,728	144,836	194,036